    Exhibit 3.1

Text of Amendment to Section 2.4 of the
Amended and Restated Bylaws of Natus Medical Incorporated

Section 2.4 of Natus Medical Incorporated's amended and restated bylaws shall be amended to delete the text “by the holders of at least 30% of the shares of the Corporation’s capital stock entitled to vote at such meeting” and replace such text with “by the holders of at least 25% of the shares of the Corporation’s capital stock entitled to vote at such meeting”.

As a result of such amendment, the final text of Section 2.4, marked to show changes, is as follows:

Section 2.4. Special Meetings. Special meetings of stockholders may be called at any time by a majority of the Board of Directors, by the Chairman of the Board, the Chief Executive Officer or by the holders of at least 10% of the shares of the Corporation’s capital stock entitled to vote at such meeting, but such special meetings may not be called by any other person or persons; provided, however, that effective upon closing of the Corporation’s initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of shares of its Common Stock for the account of the Corporation to the public (the “IPO”) and the Corporation is no longer subject to Section 2115 of the California Corporation Code, special meetings of stockholders may be called at any time by a majority of the Board of Directors, by the Chairman of the Board, by the Chief Executive Officer or ~~by the holders of at least 30% of the shares of the Corporation’s capital stock entitled to vote at such meeting~~ by the holders of at least 25% of the shares of the Corporation’s capital stock entitled to vote at such meeting, but such special meetings may not be called by any other person or persons.